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                                November 1, 2005





BY EDGAR
--------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela A. Long, Assistant Director

     RE:   SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
           POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2 FILED ON OCTOBER 12, 2005
           FILE NO. 333-117994

Dear Ms. Long:

         Sub Surface Waste Management of Delaware, Inc. (the "Company"), hereby transmits by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter, dated October 28, 2005, in connection with the Commission's review of the Company's Registration Statement on Form SB-2 filed on October 12, 2004 (the "Registration Statement"). For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.

GENERAL
-------

1. We note that the date of the financial statements included in the prior prospectus was September 30, 2003. Therefore those financial statements became stale on or about December 30, 2004. Please advise the staff on any use of the prospectus subsequent to the date the financial statement became stale. If none, please confirm supplementally in writing.

         RESPONSE: To the best of the Company's knowledge, there have not been any sales under, or use of, the Prospectus after December 30, 2004.




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Division of Corporate Finance
Securities and Exchange Commission
November 1, 2005
Page 2



2. Since you filed the pending SB-2 registration statement amendment with the incorrect filer form flag, we are unable to process and declare the filing effective. Please file a Form "AW" to request that the SB-2 amendment be withdrawn. Then refile the post-effective amendment No. 1 with a correct filer Form Flag of "POS AM".

         RESPONSE: We have filed a Form "AW" requesting that the SB-2 amendment be withdrawn and have re-filed the Post-Effective Amendment No. 1, reflecting the Commission's comments, with a correct filer Form Flag of "POS AM".

EXPLANATORY NOTE
----------------

3. Since this is a post-effective amendment to a prior registration statement and not a combination of registration statements, it does not appear to us that Rule 429 applies. Please advise.

         RESPONSE:  We have removed the explanatory note.

SIGNATURES, PAGE II-5
---------------------

4. The amended registration statement should also be signed by the registrant's principal accounting officer or controller whose title should be shown on the signature page.

         RESPONSE: The registrant's principal accounting officer has signed the registration statement.

         The foregoing responses are supplemented by our revisions to Post-Effective Amendment No. 1 to the Registration Statement, of which a marked copy will be filed by EDGAR.

                                     * * * *

     Pursuant to your request, the Company acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




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Division of Corporate Finance
Securities and Exchange Commission
November 1, 2005
Page 3



         If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

                                        Very truly yours,
                                        SUB SURFACE WASTE MANAGEMENT OF
                                        DELAWARE, INC.


                                        By: /s/ BRUCE BEATTIE
                                            ------------------------------------
                                            Bruce Beattie,
                                            Chief Executive Officer

cc:  Dorine H. Miller
     Mark Y. Abdou, Esq.